

Energy Fuels Issues Letter to Shareholders

Lakewood, Colorado – March 16, 2017

Energy Fuels Inc. (NYSE MKT: UUUU; TSX: EFR) ("Energy Fuels" or the "Company"), a leading producer of uranium in the United States, is pleased to present the following Letter to Shareholders from President and CEO, Stephen P. Antony:

Dear Fellow Shareholders:

READY TO GO FURTHER. We believe this phrase captures Energy Fuels' positioning in the global uranium sector today. As a shareholder, you already know that Energy Fuels is a proven U.S. uranium producer. But, we believe we are *ready* to take the next step. Our three production facilities are *ready* to increase production, as uranium markets improve. Our permitted and developed mines are *ready* to resume operations. We are *ready* to compete in global markets and sell more uranium at higher prices. In short, we are *ready* to be the "go-to" uranium producer in the U.S., as I believe our people, assets, and expertise are second-to-none in the U.S. In other words, we are **READY TO GO FURTHER**.

I don't have to tell you that the past several years have been extraordinarily challenging in uranium markets. But in December 2016, we just might have turned the corner. 2016 was one of the most challenging years I can remember during my nearly 40-year career, as prices fell by almost 50% amid weak and discretionary utility demand and persistent oversupply. But then in December, things began to look a little different. After hitting a multi-year low of $17.75 per pound on December 1, the spot price started showing some signs of life. Market participants began to recognize that current and future uranium supplies may not be as plentiful as they thought. Demand continues to rise, especially in the long-term where there is significant uncovered utility demand. We are starting to see some tangible production cuts, as weak prices persist and high-priced, long-term contracts expire. And I believe we will see even more production cuts while prices stay low. Indeed, Kazakhstan recently announced 10% production cuts. This is on top of the production cuts announced by Cameco in 2016. I would contend that when the World's largest and lowest-cost uranium producers are feeling the pain of today's prices, you know this current market pricing is categorically unsustainable.

We know the World is going to need a lot of uranium in the coming decades. We also know that the World will need more uranium mines. But, due to very limited investment in our industry, current levels of exploration and new project development are simply not sufficient. Bringing a large, new uranium project from exploration into production takes at least 10 years. In addition, history tells us that many of these new projects will fail to meet expectations – or fail altogether. When this pent-up demand comes to the market, I do not believe the mining industry will be able to respond adequately. All of these factors may finally be converging to create the foundation for the next significant uranium price recovery.

Against this backdrop, the nuclear industry is emerging as a key future source of clean, reliable energy because of its many benefits, including air pollution reduction, carbon emission reduction, sustainability,



grid stability, safety and energy resiliency. Nations, particularly in Asia, are turning to nuclear energy to provide clean, affordable electricity to their growing populations and modernizing economies. With citizens – particularly younger generations – demanding cleaner energy solutions like never before, utilizing nuclear power to lower our reliance on fossil fuels makes a lot of sense. And thanks to advances in technology, nuclear power is proving to be a very viable option to complement the rapid growth in renewables such as solar and wind power – an integrated opportunity which can stabilize the electric grid of tomorrow – a thesis expert witnesses from the Electric Power Research Institute recently endorsed on Capitol Hill.

If the U.S. is truly focused on energy independence, as appears to be the case with the new Trump Administration, uranium projects in the U.S. should be considered premium, strategic assets, especially since the Energy Information Administration (EIA) has reported that U.S. uranium production is near historic lows, as we increasingly rely heavily on foreign uranium.

Amid the uranium supply risks I described above, the U.S. remains a global leader in nuclear energy. We have the largest nuclear fleet in the World, and our plants consume huge quantities of uranium. In addition to the four units under construction in Georgia and South Carolina, lawmakers around the country are finally beginning to take action to support our current nuclear fleet. Consider this, the Illinois Legislature passed the Future Energy Jobs Bill in late-2016 that saved three nuclear reactors owned by Exelon. And, lawmakers in Connecticut, Ohio, and Kentucky are considering legislation to support nuclear energy. We would like to see similar action at the federal level. In addition, I'm gratified that NuScale Power recently submitted the very first formal small modular reactor (SMR) design application to the U.S. Nuclear Regulatory Commission (NRC). Finally, here at Energy Fuels, we are looking forward to working with the new Trump Administration on a number of other initiatives to support the domestic nuclear and uranium sectors.

At Energy Fuels, we believe these positive catalysts could energize the uranium market. While I can't say whether the recent upward price move in uranium is the beginning of the "next uranium bull market", I confidently believe there is considerable upside for proven producers of uranium with scalability and high-quality assets like Energy Fuels.

Though the historic drop in uranium prices in 2016 brought challenges for Energy Fuels, we achieved several important milestones that we believe enhance our ability to respond to rising uranium prices:

- In June 2016, we acquired the Alta Mesa Project located in Texas. This highly-coveted, low-cost ISR project is fully-permitted, fully-developed, and ready to resume production once uranium prices rise a little more. We also published a maiden resource estimate for Alta Mesa, showing significant in-ground uranium resources and exciting exploration potential on the nearly 200,000-acres of private land to which we now have access.
- We are nearly finished developing our Canyon uranium mine in Arizona, which will soon be ready to go into production once prices rise a little more. This is truly an exceptional high-grade, low-cost uranium deposit. We have also discovered very high-grade copper mineralization, and if we are able to profitably produce it, our costs will drop even further.



- Through financings, extension of our convertible debentures, cost-cutting measures, non-core asset divestitures, and re-establishing our "at-the-market" program, we are maintaining the strength of our balance sheet, so – again – we will be ready for when prices support us increasing production.

When significant uranium demand returns to the market, Energy Fuels will not be able to supply all of it, even if we were to produce at our capacity. However, we will be happy to supply as much as we can – and at prices that recognize the strategic value of our commodity. Today, we are a leading U.S. uranium producer. But, our assets, permits, and production capabilities make us ready to take the next step toward becoming a mid-tier global producer. In short, Energy Fuels is **READY TO GO FURTHER**.

I'll close by noting that several members of Energy Fuels' Management Team and Board of Directors – including me – have recently purchased more shares of Energy Fuels on the open market. We believe in this Company, we believe in a uranium price recovery, and we thank you for your continued support and investment interest in Energy Fuels.

Respectfully,

Stephen P. Antony
President, CEO and Shareholder in Energy Fuels

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels holds three of America's key uranium production centers, the White Mesa Mill in Utah, the Nichols Ranch Processing Facility in Wyoming, and the Alta Mesa Project in Texas. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility is an ISR production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Alta Mesa is an ISR production center currently on care and maintenance. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company also produces vanadium as a co-product of its uranium production from certain of its mines on the Colorado Plateau, as market conditions warrant. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including any information relating to: the Company being a leading producer of uranium in the U.S.; the Company's expectations with regard to global uranium markets, including the statement that markets may have turned a corner; production cuts, global uranium supplies, and the effects of expiring contracts; the unsustainability of today's uranium markets; the Company's expectations on the sufficiency of exploration and new project development and the inability of the uranium mining industry to adequately respond to higher prices and market demand; the benefits of nuclear energy and technology development in the nuclear sector; the Company's opinions on the readiness of its assets and production, and the ability to commence or increase production with improved uranium prices; energy independence and the impacts of the Trump Administration on uranium markets; the Company's opinion that its assets and production capabilities present upside; the effects of the Company achieving several important milestones; recent insider buying of the Company's common shares; and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects",



"does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: the Company being a leading producer of uranium in the U.S.; the Company's expectations with regard to global uranium markets, including the statement that markets may have turned a corner; production cuts, global uranium supplies, and the effects of expiring contracts; the unsustainability of today's uranium markets; the Company's expectations on the sufficiency of exploration and new project development and the inability of the uranium mining industry to adequately respond to higher prices and market demand; the benefits of nuclear energy and technology development in the nuclear sector; the Company's opinions on the readiness of its assets and production, and the ability to commence or increase production with improved uranium prices; energy independence and the impacts of the Trump Administration on uranium markets; the Company's opinion that its assets and production capabilities present upside; the effects of the Company achieving several important milestones; recent insider buying of the Company's common shares; and other risk factors as described in Energy Fuels' most recent annual report on Form 10-K and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: *This news release contains certain disclosure that has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. Canadian standards, including NI 43-101, differ significantly from the requirements of U.S. securities laws, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by companies reporting only under U.S. standards. In particular, the term "resource" does not equate to the term "reserve" under SEC Industry Guide 7.* ***United States investors are cautioned not to assume that all or any of Measured or Indicated Mineral Resources will ever be converted into mineral reserves. Investors are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally minable. Energy Fuels does not hold any Reserves as that term is defined by SEC Industry Guide 7. Please refer to the section entitled "Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources" in the Company's Annual Report on Form 10-K dated March 9, 2017 for further details.***
Investor Relations Inquiries:

Energy Fuels Inc.
Curtis Moore – VP – Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com